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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMENDMENT NO. 3 (FINAL AMENDMENT)

                                  TEXOIL, INC.
                       (Name of Subject Company (Issuer))

                              OEI ACQUISITION CORP.

                               OCEAN ENERGY, INC.
                                   (Offerors)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   882906-50-6
                      (CUSIP Number of Class of Securities)

                                   -----------

                                    Copy to:

                      ROBERT K. REEVES                                          MICHAEL E. DILLARD, P.C.
        EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL                    AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.
                     OCEAN ENERGY, INC.                                           1700 PACIFIC AVENUE
                  1001 FANNIN, SUITE 1600                                              SUITE 4100
                    HOUSTON, TEXAS 77002                                          DALLAS, TEXAS 75201
                       (713) 265-6000                                                (214) 969-2800

   (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   -----------

                            CALCULATION OF FILING FEE

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
                  TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE**

------------------------------------------------------------ --------------------------------------------------------

                      $115,372,626.60                                              $23,074.53
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*        Estimated for purposes of calculating the filing fee only. Calculated by adding (i) the product of $8.25, the per share tender offer price for all the outstanding shares of common stock, par value $.01 per share, of Texoil, Inc. (the "Common Shares"), multiplied by 7,443,224, the sum of the 7,410,225 currently outstanding Common Shares sought in the Offer and the 32,999 Common Shares issuable pursuant to outstanding stock options, and (ii) the product of $18.04, the per share tender offer price for all the outstanding shares of Series A Convertible
         Preferred Stock, par value $.01 per share, of Texoil, Inc. (the
         "Preferred Shares"), multiplied by 2,991,465, the total number of outstanding Preferred Shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by OEI Acquisition Corp. for such number of Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $24,032.64              Filing Party: OEI Acquisition Corp.; Ocean
                                                                  Energy, Inc
                  Form or Registration No.: Schedule TO           Date Filed: January 24, 2001
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         Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

                  issuer tender offer subject to Rule 13e-4.

                  going-private transaction subject to Rule 13e-3.

                  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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         This Amendment No. 3 (Final Amendment) ("Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 24, 2001, as amended by Amendment No. 1 thereto on February 2, 2001 and by Amendment No. 2 thereto on February 23, 2001
(the "Schedule TO") by Ocean Energy, Inc., a Texas corporation ("Parent") and
OEI Acquisition Corp., a Nevada corporation and a direct, wholly owned subsidiary of Parent ("Offeror"), in connection with the offer by Offeror for all of the outstanding shares of common stock, par value $0.01 per share (the
"Common Shares"), and all of the outstanding shares of Series A Convertible
Preferred Stock, par value $0.01 per share (the "Preferred Shares", and together with the Common Shares, the "Shares"), of Texoil, Inc., a Nevada corporation
(the "Company"), at a price of $8.25 per Common Share, net to the seller in cash, without interest, and $18.04 per Preferred Share, net to the Seller in
cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated January 24, 2001 (the "Offer to Purchase"), and the related Letters of Transmittal, which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and
(a)(1)(iii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

         Pursuant to General Instruction H to Schedule TO, this final amendment satisfies the reporting requirement of Section 13(d) of the Securities Exchange
Act of 1934, as amended, with respect to all securities acquired by the Offeror in the Offer.

Item 8.  Interest in Securities of the Subject Company.

         Item 8 is hereby amended and supplemented to include the following information:

         The Offer expired at 12:00 midnight, New York City time, on Thursday,
February 22, 2001. Pursuant to the Offer, the Offeror accepted for payment
7,265,182 Common Shares reported by the Depositary as having been tendered in the Offer, representing approximately 97.6% of the outstanding Common Shares on a fully diluted basis. The Offeror accepted for payment 2,991,465 Preferred
Shares reported by the Depositary as having been tendered in the Offer, representing 100% of the outstanding Preferred Shares. On February 23, 2001,
Parent issued a press release announcing the results of the Offer. Parent also announced that it expected that the Merger of the Offeror with and into the
Company would occur as soon as practicable.
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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     OCEAN ENERGY, INC.


Dated February 27, 2001              By:    /s/ Robert K. Reeves
                                            ------------------------------------
                                     Name:  Robert K. Reeves
                                     Title: Executive Vice President, General
                                            Counsel and Secretary




                                     OEI ACQUISITION CORP.

Dated February 27, 2001              By:    /s/ Robert K. Reeves
                                            ------------------------------------
                                     Name:  Robert K. Reeves
                                     Title: Executive Vice President, General
                                            Counsel and Secretary



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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------

(a)(1)(i)*          Offer to Purchase, dated January 24, 2001.

(a)(1)(ii)*         Letter of Transmittal for Common Stock.

(a)(1)(iii)*        Letter of Transmittal for Series A Convertible Preferred
                    Stock.

(a)(1)(iv)*         Notice of Guaranteed Delivery for Common Stock.

(a)(1)(v)*          Notice of Guaranteed Delivery for Series A Convertible
                    Preferred Stock.

(a)(1)(vi)*         Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

(a)(1)(vii)*        Letter to Clients from Brokers, Dealers, Commercial Banks,
                    Trust Companies and Other Nominees.

(a)(1)(viii)*       Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.

(a)(1)(ix)* Text of Joint Press Release issued by the Company and Parent on January 18, 2001.

(a)(1)(x)*          Form of summary advertisement.

(a)(2)              Not applicable.

(a)(3)              Not applicable.

(a)(4)              Not applicable.

(a)(5)* Text of press release issued by Ocean Energy, Inc. on February 23, 2001.

(b)* Revolving Credit Agreement, dated as of March 30, 1999, among the Company, Chase Bank of Texas, National
                    Association, The Chase Manhattan Bank, Bank of America
                    National Trust and Savings Association, Bank One Texas,
                    N. A., Societe Generale, Southwest Agency, the Bank of
                    Montreal, and the other Banks signatory thereto
                    (incorporated by reference to Exhibit 4.1 to Parent's Form
                    10-Q for the period ended March 31, 1999).

(d)(1)* Agreement and Plan of Merger, dated as of January 18, 2001, by and among the Company, the Parent and the Offeror.

(d)(2)* Tender and Voting Agreement, dated January 18, 2001, by and among the Parent, Purchaser and certain stockholders of the Company.

(d)(3)*             Tender Agreement, dated January 18, 2001, by and among the
                    Parent, Purchaser and certain stockholders of the Company.

(d)(4)*             Confidentiality Agreement, dated October 30, 2000, between
                    Parent and the Company.

(d)(5)*             Confidentiality Agreement, dated December 18, 2000, between
                    Parent and the Company.

(g)                 None.

(h)                 None.

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*  Previously filed.